Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

						Six months ended
	Year ended December 31,					June 30,
(in thousands)	2011	2012	2013	2014	2015	2016

Fixed charges:
Interest expense	$1,851	$2,461	$1,213	$9	$13	$37
Estimated interest within rental expense	207	164	164	179	167	89

Total fixed charges	$2,058	$2,625	$1,378	$188	$180	$126

Earnings available for fixed charges:
Pre-tax income (loss)	$(11,204)	$(8,594)	$(60,259)	$(16,422)	$(17,592)	$42,516
Add fixed charges	2,058	2,625	1,378	188	180	126
Total earnings available for fixed charges	$(9,146)	$(5,969)	$(58,881)	$(16,234)	$(17,412)	$42,642

Ratio of earnings to fixed charges (1)	N/A	N/A	N/A	N/A	N/A	338.06

(1)                                 We did not record earnings for the periods indicated in the table above. Accordingly, our earnings were insufficent to cover fixed charges for such periods and we are unable to disclose a ratio of earnings to fixed charges or a ratio of earnings to combined fixed charges for such periods.